03011446

UNITED STATES
[T]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8-52437

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cobalt Trading, LLC

OFFICIAL USE ONLY
FIRM ID NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1820
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian J. Randle — 312-362-4320
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Christian J. Randle, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Cobalt Trading, LLC, as of and for the year ended December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February, 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

[signature]
Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Cobalt Trading, LLC

Financial Statements

Year Ended December 31, 2002

Filed as Confidential Information Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Cobalt Trading, LLC
Table of Contents
Year Ended December 31, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Cobalt Trading, LLC

We have audited the accompanying statement of financial condition of Cobalt Trading, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobalt Trading, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 1, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Cobalt Trading, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 687
Receivable from clearing broker	11,171,995
Securities owned (pledged $820,291)	830,291
Total assets	**$ 12,002,973**

Liabilities and Members' Equity

Liabilities	
Member capital contribution received in advance	$ 1,000,000
Securities sold, not yet purchased	391,829
Interest and dividends payable	10,820
Total liabilities	1,402,649
Members' equity	10,600,324
Total liabilities and members' equity	**$ 12,002,973**

See accompanying notes.

Cobalt Trading, LLC
Statement of Operations
Year Ended December 31, 2002

Revenue	
Trading gains and losses, net	$ 32,253
Interest and dividend income	176,161
Total revenue	208,414
Expenses	
Clearing and trading expense	266,751
Interest and dividend expense	158,916
Total expenses	425,667
Net loss	$ (217,253)

See accompanying notes.

Cobalt Trading, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2002

Balance, January 1, 2002	$ 3,492,764
Member capital contributions	7,530,386
Member capital withdrawals	(205,573)
Net loss	(217,253)
Balance, December 31, 2002	**$ 10,600,324**

See accompanying notes.

Cobalt Trading, LLC
Statement of Cash Flows
Year Ended December 31, 2002

Operating activities	
Net loss	$ (217,253)
Changes in	
Receivable from clearing broker	(8,713,353)
Securities owned	4,076,061
Other assets	3,017
Securites sold, not yet purchased	(3,484,265)
Interest and dividends payable	10,820
Net cash used in operating activities	(8,324,973)
Financing activities	
Member capital contributions	7,530,386
Member capital withdrawals	(205,573)
Member capital contribution received in advance	1,000,000
Net cash provided by financing activities	8,324,813
Decrease in cash	(160)
Cash	
Beginning of year	847
End of year	$ 687
Supplemental disclosure of cash flow information	
Interest paid	$ 106,687

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Cobalt Trading, LLC (the "Company") is a registered securities broker-dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities for its own account. All of the Company's transactions are cleared by another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments are recorded on a trade date basis at market or quoted values, with unrealized gains and losses reported in revenue.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at market or fair values, or are at carrying amounts that approximate their fair values, because of the short maturity of the instruments.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2002 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 306,348	$ 376,099
Equity options	513,943	15,730
Preferred stock, nonmarketable	10,000	
Total	$ 830,291	$ 391,829

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by cash and securities owned on deposit with the clearing broker.

Note 3 Off-Balance-Sheet Credit and Market Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears substantially all of its trades through a clearing broker located in Chicago, Illinois. In the event this party does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 4 Related-Party Transactions

Under an agreement with C2 Capital Management, LLC, the Managing Member of the Company (the "Managing Member"), all expenses not directly related to trading activity, paid by the Company, will be reimbursed by the Managing Member. Expenses not directly related to trading activity, reimbursed by the Managing Member, approximated $84,500 during 2002.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to the greater of 6-2/3 percent of "aggregate indebtedness" or $100,000, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $10,321,000 and $100,000, respectively. The net capital rule may effectively restrict member capital withdrawals.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part II

Broker or Dealer Cobalt Trading, LLC — As of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition - Item 1800						$ 10,600,324	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital							[3490]
3.	Total ownership equity qualified for Net Capital						10,600,324	[3500]
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							[3520]
	B. Other (deductions) or allowable credits (List)							[3525]
5.	Total capital and allowable subordinated liabilities						$ 10,600,324	[3530]
6.	Deductions and/or charges:							
	A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)			$ 10,000	[3540]			
	1. Additional charges for customers' and noncustomers' security accounts				[3550]			
	2. Additional charges for customers' and noncustomers' commodity accounts				[3560]			
	B. Aged fail-to-deliver				[3570]			
	1. Number of items		[3450]					
	C. Aged short security differences - less reserve of		[3470]		[3580]			
	Number of items		[3470]					
	D. Secured demand note deficiency				[3590]			
	E. Commodity futures contracts and spot commodities - proprietary capital charges				[3600]			
	F. Other deductions and/or charges				[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				[3615]			
	H. Total deductions and/or charges						10,000	[3620]
7.	Other additions and/or allowable credits (list)							[3630]
8.	Net capital before haircuts on securities positions						$ 10,590,324	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):							
	A. Contractual securities commitments				[3660]			
	B. Subordinated securities borrowings				[3670]			
	C. Trading and investment securities:							
	1. Bankers' acceptances, certificates of deposit and commercial paper				[3680]			
	2. U.S. and Canadian government obligations				[3690]			
	3 State and municipal government obligations				[3700]			
	4. Corporate obligations				[3710]			
	5. Stocks and warrants				[3720]			
	6. Options				[3730]			
	7. Arbitrage				[3732]			
	8. Other securities			269,288	[3734]			
	D. Undue Concentration				[3650]			
	E. Other (list)				[3736]		269,288	[3740]
10.	Net capital						$ 10,321,036	[3750]

Omit Pennies

*Nonallowable assets are as follows:

Securities owned (preferred stock, nonmarketable)	$ 10,000

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS - Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part II

Broker or Dealer Cobalt Trading, LLC — As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 67,391	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		100,000	[3760]
14.	Excess net capital (line 10 less 13)		$ 10,221,036	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 10,219,954	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		1,010,820	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (list)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(vii))			[3838]
19.	Total aggregate indebtedness		$ 1,010,820	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		% 10	[3850]
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)		$	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ line 17 page 8)		[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ line 17 page 8)		[3854]
28.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items of $120,000	$	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part II

Broker or Dealer Cobalt Trading, LLC — As of December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES					
1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ -	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)		[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences over 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (list)		[4425]		
11.	TOTAL CREDITS			None	[4430]
DEBIT BALANCES					
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15.	Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		[4465]		
16.	Other (list)		[4469]		
17.	**Aggregate debit items				[4470]
18.	**Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))				[4471]
19.	**TOTAL 15c3-3 DEBITS			None	[4472]
RESERVE COMPUTATION					
20.	Excess of total debits over total credits (line 19 less line 11)			$ -	[4480]
21.	Excess of total credits over total debits (line 11 less line 19)			-	[4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period				[4510]
24.	Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities				[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities				[4530]
26.	Date of deposit (MMDDYY)				[4540]
				Omit Pennies	

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of Rule 15c3-1.

Although the Company is not exempt from SEC Rule 15c3-3, there are no securities transactions with or for customers, as defined under SEC Rule 15c3-3.
There are no material differences between the above computation and the Company's corresponding unaudited FOCUS - Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part II

Broker or Dealer Cobalt Trading, LLC — As of December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B ______ [4586]
   A. Number of items None [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ______ [4588]
   A. Number of items None [4589]

Omit Pennies

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3* Yes ______ [4584] No ______ [4585]

***See Independent Auditors' Report on Internal Control.**

Notes

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Members of
Cobalt Trading, LLC

In planning and performing our audit of the financial statements of Cobalt Trading, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Because the Company does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Making the periodic reserve computation and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus mitigating the lack of separation of duties. In view of this supervision, we noted no matters involving the internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 1, 2003